
02040983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH, D.C. 154 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

Commission File Number 1-9700

A. Full title and Address of the Plan:

SCHWABPLAN RETIREMENT SAVINGS
AND INVESTMENT PLAN
101 Montgomery Street
San Francisco, CA 94104

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94104

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBITS

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 28, 2002

By: 

Mary S. McLeod
Chairman of Employee Benefits Administrative Committee

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Exhibit 23.1.1

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-44793 of the Charles Schwab Corporation on Form S-8 of our report dated June 12, 2002 appearing in the Annual Report on Form 11-K of the SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 26, 2002

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000
AND SUPPLEMENTAL SCHEDULE AS OF
DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Employee Benefit Audit Committee and Participants of the
SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 12, 2002

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	*2000*
ASSETS:		
Investments:		
Common stock of The Charles Schwab Corporation	$1,005,973,266	$1,960,902,440
Mutual funds	352,259,848	348,120,474
Money market funds	110,225,830	105,459,322
Participant notes receivable	41,629,485	42,268,413
Short-term investments	6,124	79,436
Total investments	1,510,094,553	2,456,830,085
Receivables:		
Employer contributions	48,512,363	50,496,203
Accrued dividends and interest	101,449	70,517
Due from broker for investments sold	3,199,389	1,768,447
Total receivables	51,813,201	52,335,167
Total assets	1,561,907,754	2,509,165,252
LIABILITIES:		
ESOP promissory note payable	-	559,231
Due to broker for investments purchased	3,135,429	1,691,512
Total liabilities	3,135,429	2,250,743
NET ASSETS AVAILABLE FOR BENEFITS	$1,558,772,325	$2,506,914,509

The accompanying notes are an integral part of these statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	*2000*
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:		
Investment income:		
Dividends and interest	$ 14,845,318	$ 42,449,330
Net appreciation (depreciation) in fair value of investments:		
Common stock of The Charles Schwab Corporation	(883,605,637)	247,719,482
Mutual funds	(68,167,541)	(66,466,549)
Total investment income (loss)	(936,927,860)	223,702,263
Contributions:		
Employer contributions	48,512,363	50,496,203
Participants' salary deferral and rollover	106,522,316	110,760,920
Total contributions	155,034,679	161,257,123
Total additions (deductions)	(781,893,181)	384,959,386
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:		
Distributions to participants	170,317,271	321,028,566
Interest expense	-	48,782
Total deductions	170,317,271	321,077,348
TRANSFER OF SCM PLAN ASSETS INTO PLAN	4,068,268	-
NET INCREASE (DECREASE) IN NET ASSETS	(948,142,184)	63,882,038
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	2,506,914,509	2,443,032,471
End of year	$1,558,772,325	$2,506,914,509

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2001, provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

The Plan is a 401(k) deferral program sponsored by The Charles Schwab Corporation (CSC) and covers substantially all employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC), a subsidiary of CSC, serves as trustee of the Plan. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of the CSC common stock held by the Plan.

401(k) Salary Deferral Program

Eligible employees may participate in the 401(k) salary deferral program on the first of the month following three consecutive months of employment. Participants may elect to have up to 15 percent of their eligible compensation contributed directly to the Plan, not to exceed the maximum amount determined by the Internal Revenue Code. Such contributions are not currently taxable to participants and are matched by an employer contribution (Schwab's Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of 5 percent of eligible compensation. Participants must be employed on December 31 of the current year to receive a matching contribution. Beginning January 1, 2001, at the discretion of CSC, an additional contribution based on company performance may also be made (discretionary Profit Contribution). There were no discretionary Profit Contributions made in 2001. Participants have 13 investment options in three general investment categories: money market instruments, stocks, and bonds. Participants may invest their 401(k) balances in any or all of these options in increments of 1 percent.

Participant Notes Receivable

Participants may borrow a minimum of $1,000 up to a maximum of 50 percent from their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate at the time the loan application is made plus 1 percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Employee Stock Ownership Program

Effective January 1, 2001, the leveraged employee stock ownership program (ESOP) was made inactive and employer contributions will no longer be delivered in an ESOP. On April 6, 2001, all shares in the ESOP were converted into units, which created the new Schwab ESOP Equity Unit Fund (EUF). This fund is separate from the Schwab 401(k) Equity Unit Fund, and therefore has a different Net Asset Value. Most of the fund is invested in CSC common stock to minimize the difference in performance between CSC common stock and the Schwab ESOP EUF. A small portion of the fund is invested in cash to enable daily trading and diversification of ESOP balances. Participants are free to diversify these units among the various investments available in the Plan. However, participants are not allowed to purchase units of the Schwab ESOP EUF.

Vesting

Participants are immediately vested in their 401(k) contributions and actual earnings thereon and in Schwab's Basic Match. Effective January 1, 2001, after four years of service, participants are fully vested in the value of any discretionary Profit Contribution and the value of their ESOP account. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions

A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability or retirement. Distributions may only be made in the form of a single lump sum. Distributions are also available in the event of certain defined events constituting financial hardship. With certain limited exceptions, no other distributions are permitted.

The plan also allows a terminating participant to receive a distribution in kind to a Charles Schwab brokerage account, in the form of mutual fund shares, instead of cash, and permits a terminating participant to elect to receive, in cash, the value of his or her account in the 401(k) and profit sharing components that had been invested in the CSC stock fund.

Forfeitures

Participants forfeit any nonvested portion of their ESOP account and/or discretionary Profit Contribution, if the participant terminates employment for any reason other than death, disability or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. On the last day of each plan year (December 31), ESOP forfeitures of terminated employees are reallocated among the accounts of eligible participants. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances.

Administrative Expenses

The plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2001 and 2000, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of Plan

Although it has not expressed any intent to do so, CSC has the right under the Plan Agreement to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Internal Revenue Code. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments are generally stated at fair value. At December 31, 2001 and 2000, all shares of common stock of CSC held by the ESOP are unrestricted and valued at the year-end closing price of the New York Stock Exchange. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost, which approximates fair value. Short-term investments consist of cash and a short-term investment fund.

Purchases and sales of securities are recorded on settlement date basis, based on using the trade date prices. Dividends are recorded on the ex-dividend date. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. EMPLOYEE STOCK OWNERSHIP PLAN COMPONENT

Effective January 1, 2001, the ESOP was made inactive and employer contributions will no longer be delivered in an ESOP.

At December 31, 2000, the note payable associated with the leveraged ESOP was outstanding with an interest rate of 7.9 percent and was repayable in whole or in part at any time. Principal and interest payments made in 2000 were $107,046. On January 26, 2001, the note payable was paid in full. The financial statements reflect the final payment of $559,231 and the release of the remaining 831,732 shares for allocation. On April 6, 2001, all shares in the ESOP were converted into units, which created the new Schwab ESOP EUF. Participants are free to diversify these units among the various investments available in the Plan. Participants are not allowed to purchase units of the Schwab ESOP EUF.

The ESOP investments at December 31 are presented in the following table:

	2001		2000	
	Allocated	*Unallocated*	*Allocated*	*Unallocated*
CSC Common Shares:				
Number of Shares	-	-	41,250,780	831,732
Cost	$ -	$ -	$ 350,344,654	$11,474,418
Market	$ -	$ -	$1,170,490,883	$23,600,396

A summary of ESOP net assets as of December 31, 2001 and 2000, is as follows:

	2001		
	Allocated	*Unallocated*	*Total*
Assets:			
Investments:			
Common stock of CSC:	$ -	$ -	$ -
Total common stock	-	-	-
Short-term investments	-	5,878	5,878
Employer's contribution receivable	-	-	-
Total assets	-	5,878	5,878
Liabilities:			
Note payable, secured by unallocated shares of CSC common stock	-	-	-
Net assets available for benefits of the ESOP program	$ -	$ 5,878	$ 5,878

	2000		
	Allocated	*Unallocated*	*Total*
Assets:			
Investments:			
Common stock of CSC:			
41,250,780 shares allocated	$ 1,170,490,883	$ -	$1,170,490,883
831,732 shares unallocated	-	23,600,396	23,600,396
Total common stock	1,170,490,883	23,600,396	1,194,091,279
Short-term investments	-	5,398	5,398
Employer's contribution receivable	3,719,991	559,231	4,279,222
Total assets	1,174,210,874	24,165,025	1,198,375,899
Liabilities:			
Note payable, secured by unallocated shares of CSC common stock	-	559,231	559,231
Net assets available for benefits of the ESOP program	$1,174,210,874	$23,605,794	$1,197,816,668

A summary of ESOP activity for the years ended December 31, 2001 and 2000, is as follows:

	2001		
	Allocated	*Unallocated*	*Total*
Additions:			
Realized and unrealized depreciation in fair value of CSC common stock	$ (546,905,948)	$ -	$ (546,905,948)
Dividends and interest	446,083	480	446,563
Allocation of 831,732 shares of CSC common stock	23,600,396	(23,600,396)	-
Total additions	(522,859,469)	(23,599,916)	(546,459,385)
Deductions:			
Distributions to participants	32,767,560	-	32,767,560
Participant ESOP diversification	618,583,845	-	618,583,845
Total deductions	651,351,405	-	651,351,405
Net decrease	(1,174,210,874)	(23,599,916)	(1,197,810,790)
Net assets available for benefits of ESOP program:			
Beginning of year	1,174,210,874	23,605,794	1,197,816,668
End of year	$ -	$ 5,878	$ 5,878

	2000		
	Allocated	*Unallocated*	*Total*
Additions:			
Realized and unrealized appreciation in fair value of CSC common stock	$ 161,681,832	$ 2,801,760	$ 164,483,592
Dividends and interest	1,772,123	38,855	1,810,978
Employer contributions	3,719,991	559,231	4,279,222
Allocation of 118,814 shares of CSC common stock	3,371,347	(3,371,347)	-
Total additions	170,545,293	28,499	170,573,792
Deductions:			
Distributions to participants	175,565,279	-	175,565,279
Participant ESOP diversification	53,258,192	-	53,258,192
Interest expense	-	48,782	48,782
Total deductions	228,823,471	48,782	228,872,253
Net decrease	(58,278,178)	(20,283)	(58,298,461)
Net assets available for benefits of ESOP program:			
Beginning of year	1,232,489,052	23,626,077	1,256,115,129
End of year	$1,174,210,874	$23,605,794	$1,197,816,668

4. TAX STATUS

The Internal Revenue Service has determined and informed CSC that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the Internal Revenue Code.

5. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC, the Trustee.

CSC contributions are held by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for the Trustee's fees are paid directly by CSC.

6. MAYER & SCHWEITZER 401(K) PROFIT SHARING PLAN

Effective December 3, 2001, the 401(k) Profit Sharing Plan for Schwab Capital Markets LP (SCM), formerly known as Mayer & Schweitzer, a subsidiary of CSC, has terminated, and any remaining account balances that had not been distributed to participants have been transferred into the Plan.

7. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2001	*2000*
Common Stock of the Charles Schwab Corporation, 65,051,246 and 69,151,873 shares, respectively	$1,005,973,266	$1,960,902,440
Schwab Value Advantage Money Fund, 101,385,399 and 105,065,002 shares, respectively	110,225,830	105,459,322
Schwab 1000 Fund, 2,726,827 and 2,429,495 shares, respectively	87,059,612	89,093,601

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94-1737782; PN 002)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

(a)	*(b)* *Identity of Issue*	*(c)* *Shares or Par Value*	*(d)* *Cost*	*(e)* *Current Value*
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	65,051,246	$ 586,336,040	$1,005,973,266
	SCHWAB VALUE ADVANTAGE MONEY FUND®**	101,385,399	110,225,830	110,225,830
	BT PYRAMID DIRECTED CASH FUND	6,124	6,124	6,124
*	PARTICIPANT NOTES RECEIVABLE: Interest rates ranging from 6.50 percent to 10.50 percent	-	41,629,485	41,629,485
	MUTUAL FUNDS:			
	Schwab 1000 Fund®**	2,726,827	89,183,010	87,059,612
	Janus Fund	2,199,761	78,332,663	54,127,274
	Dodge & Cox Stock Fund	384,527	38,415,189	38,644,103
	Columbia Growth Fund	1,065,404	42,234,586	33,399,655
	Berger Small-Company Growth Fund	10,003,045	47,619,951	31,700,973
	Schwab Small-Cap Index Fund®**	1,568,604	27,989,893	27,476,068
	PIMCO Total Return Fund	2,383,381	25,162,257	24,930,199
	Schwab International Index Fund®**	1,241,549	19,725,391	15,585,720
	Schwab Short-Term Bond Market Index Fund**	1,359,380	13,484,611	13,580,222
	Europacific Growth Fund	485,132	13,388,541	13,035,490
	Invesco Balanced Fund	869,651	14,070,843	12,720,532
	Total Mutual Funds		409,606,935	352,259,848
	Total		$1,147,804,414	$1,510,094,553

* A party-in-interest as defined by ERISA.
** Managed by a party-in-interest as defined by ERISA.